FRED B. GREEN FGREEN@BODMANLLP.COM 313-392-1056

BODMAN LLP 6TH FLOOR AT FORD FIELD 1901 ST. ANTOINE STREET DETROIT, MICHIGAN 48226 313-393-7579 FAX 313-259-7777
May 23, 2008
Robert Bartelmes
Senior Financial Analyst
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Saga Communications, Inc. Form 10-K for the year ended December 31, 2007 Filed March 14, 2008 File No. 001-11588
Dear Mr. Bartelmes:
On behalf of Saga Communications, Inc. (“Saga”), this letter responds to your letter dated May 6, 2008. Saga understands that the purpose of the SEC’s review process is to assist Saga in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in Saga’s filings. As disclosed below, Saga intends to comply with the SEC’s comments in future filings, as applicable.
For your convenience, Saga tracks the items identified in your letter (which are set forth in bold), and includes its responses thereto in italics.
Form 10-K for the year ended December 31, 2007
Management’s Discussion and Analysis ..., page 31
1.	We note your response to our prior comment 2 and we reissue that comment. While your disclosure provides a quantitative analysis of the material changes in operating measures from period to period, we continue to believe it is appropriate to provide a more thorough analysis of the qualitative reasons underlying those changes. In your response, please confirm that in future filings you will provide a more detailed analysis of the qualitative reasons underlying identified material quantitative changes in operating measures from period to period, or tell us why you believe such revisions are unnecessary.
This is to confirm that Saga intends to provide, in future filings, a more detailed analysis of the qualitative reasons underlying identified material quantitative
DETROIT    |    TROY    |    ANN ARBOR    |    CHEBOYGAN    |    LANSING

Robert Bartelmes
May 23, 2008

changes in operating measures from period to period. Please note that Saga has already begun this process in its Form 10-Q filed with the SEC on May 12, 2008, with respect to the quarter ended March 31, 2008. See the disclosures in “Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations,” pages 17-23 of such Form 10-Q.
Exhibit Index, page 85
2.	We note your response to prior comment 3. Please note that Item 601(a)(4) of Regulation S-K does not contain a materiality threshold with regard to the filing of amendments to previously filed material contracts. In your response letter, please confirm that you will file both amendment no. 1 and amendment no. 2 to your credit agreement as exhibits to your next Form 10-Q, or tell us how you have complied with Item 601(a)(4) of Regulation S-K.
This is to confirm that Saga has filed both Amendment No. 1 and Amendment No. 2 to its Credit Agreement as Exhibits 4.(D) and 4.(E), respectively, to its Form 10-Q for the quarter ended March 31, 2008.
3.	We note your response to prior comment 4. Please note that Item 601(b)(4) of Regulation S-K does not contain a materiality threshold with regard to the filing of schedules or exhibits. In this regard, please confirm that you will file all schedules referenced in the credit agreement in your next Form 10-Q, or tell us how you have complied with Item 601(b) of Regulation S-K.
As we discussed, Saga has included Exhibit 2.1, “List of Revolving Commitments” to Amendment No. 2 to the Credit Agreement. This revised Schedule 2.1 updates the List of Revolving Commitments from the banks participating in the loan to Saga. It is Saga’s belief that filing the updated Schedule 2.1 removes the need to file an amendment to the original Credit Agreement to include ‘old’ Schedule 2.1. Such filing might be confusing to Saga’s shareholders and to investors.
Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K
Compensation of Directors and Executive Officers, page 13
Compensation Discussion and Analysis, page 13

Robert Bartelmes
May 23, 2008

4.	Throughout your compensation Discussion and Analysis and as to each compensation element, disclose in future filings how you arrived at and why you paid each of the particular levels and forms of compensation for each named executive officer. For example, analyze in more detail how the committee’s consideration of individual, performance and subjective factors resulted in the amounts each officer earned as a bonus for the last completed fiscal year. See Item 402(b)(2)(vii) of Regulation S-K. By way of further example, provide analysis as to why you award stock options and restricted stock to your CEO in the form of Class B Common Stock, whereas other named executive officers receive their awards in Class A Common Stock. See Section II.B.1 of Securities Act Release No. 33-8732A.
Saga intends, in future filings, to disclose how it arrived at and why it paid each of the particular levels and forms of compensation for each named executive officer. In relation to the chief executive officer, the compensation is a function of the chief executive officer’s employment agreement, and detailed disclosure of the terms of such agreement and the various performance targets have been disclosed in detail in Saga’s 2008 proxy statement. With respect to the examples cited in your comment, Saga will provide additional analysis.
5.	On page 16, you state the types of company performance measures the committee established for determining short-term and long-term incentive compensation. In future filings, please also disclose the performance targets and threshold levels that must be reached for payment to each officer. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these objectives or targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. Further, disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed objective or target. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the objectives, targets or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

Robert Bartelmes
May 23, 2008

In response to your request that Saga, in future filings, disclose the performance targets and threshold levels that must be reached for payment to the officers with respect to its long-term incentive plan, you are directed to the section entitled “Grants of Plan-Based Awards,” on page 21 of the proxy statement, which includes in the second paragraph thereunder, disclosure of the targets and threshold levels that must be reached for payment to each officer.
Employment Agreement and Potential Payments ..., page 26
6.	In future filings, briefly explain what kinds of events constitute “cause” under the pertinent executive agreement so that investors may understand when the officer may become entitled to severance or termination payments.
Saga intends, in future filings, to include a description of the events which constitute “cause” under the pertinent executive agreements of its named executive officers.
7.	Please consider reformatting the disclosure to provide information about the potential payouts in tabular format that shows the maximum payouts in the applicable circumstances. Columns of the table could be presented for payments owed for employee termination for good reason, employer termination for cause, payments upon termination for injury or illness, and other events. We believe that such a presentation would make the disclosure concise and more accessible, and would allow you to consolidate and simplify associated text. See Section VI of Commission Release 33-8732A, which refers to the use of tabular presentations or bullet lists for complex material, wherever possible. In addition, please quantify each benefit, including accelerated vesting and deferred compensation. See Item 402(j)(2) of Regulation S-K and Question 11.02 of Item 402 Compliance Disclosure and Interpretations available on our website.
Saga had given consideration to including disclosure of information about potential payments in tabular format in its 2008 proxy statement. However, Saga determined that such a presentation was not necessary. Generally, such a presentation is helpful for making complex descriptions more accessible and understandable. Potential payments on termination to Saga’s executive officers, however, are simple in two respects: (1) there is only one event that necessitates payment and (2) the amount of the payment is easy to calculate. To clarify, there are no payments owed for employee termination for good reason, employee

Robert Bartelmes
May 23, 2008

termination for cause or payments upon termination for injury or illness. In the case of the chief executive officer, under his current employment agreement, he only receives a severance payment upon the consummation of a sale or transfer of control of all or substantially all of the assets or stock of the corporation or the consummation of a merger or consolidation involving Saga in which Saga in not the surviving corporation (except where any of the foregoing transactions do not involve an assignment or transfer of control of licenses or permits issued by the Federal Communications Commission). The other named executive officers only receive severance in the event of a change in control, which is a defined term, and set forth in Saga’s 2008 proxy statement.
Upon a change in control under the chief executive officer’s current employment agreement, he receives five times the average of his total annual compensation (including bonuses but excluding stock options) for each of the three immediately preceding (and not overlapping) periods of twelve consecutive months. The other named executive officers, upon a change in control, receive 1.5 times the average of their last three full calendar years’ cash compensation (defined to mean the total of such executive’s base salary and any annual cash bonus pay).
Saga appreciates your suggestion, and will re-consider whether or not a narrative or tabular disclosure provides better or more accessible disclosure to shareholders in connection with its 2009 proxy statement.
If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned.
Sincerely

/s/ Fred B. Green Fred B. Green

cc:	Edward K. Christian, President and Chief Executive Officer Samuel D. Bush, Chief Financial Officer